Tel Aviv, November 17, 2011
Our ref: 13803/2

VIA EDGAR

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 8, 2011
File No. 000-53708

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics, Inc. (the “Company”), we provide the Company’s response to the comment letter dated November 16, 2011, relating to the above referenced filing.

For your convenience, the comment of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated November 16, 2011 has been restated below in its entirety, with its response set forth immediately underneath. Capitalized terms used herein by not otherwise defined shall have the meanings ascribed to them in the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

Proposal 3

1. We note that you wish to increase the number of authorized stock capital at the same time as you seek shareholder approval to conduct a private placement of an unspecified number of shares. To the extent that the number of additional authorized shares exceeds the amount of common stock you intend to sell through your private placement, please state in this proposal whether or not you have any current plans, agreements, understandings, etc. with respect to the excess common shares you propose to have authorized. If you have any such plans, agreements, understandings, etc., please note this in your disclosure and describe them. If you have none, please include a statement to that effect.

In response to Comment No. 1, the Company has filed an updated proxy statement addressing the Staff comment indicating that beyond what will be required for the Private Placement (which include the issuance of shares to the Investors and reservation of such number of additional shares pursuant to anti-dilution undertakings of the Company) and proposed options allocation as described in Proposal 2, the Company has no current plans agreements, understandings, etc., for allocating any remaining authorized stock.  In addition, the Company advises the Staff that the definitive proxy statement will include the specific number of shares to be issued to the Investors pursuant to the Private Placement.

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
November 17, 2011

* * * * *

We would be happy to set a conference call in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Sincerely,

/s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics, Inc.